Exhibit 99.2

Rediff.com appoints Jayesh Sanghrajka as Head of Finance.

MUMBAI, India — October 14, 2009: Rediff.com India Ltd. (Nasdaq:REDF), India’s leading online portal, today announced the appointment of Jayesh Sanghrajka as Head of Finance, designated Vice President Finance.

As Head of Finance of Rediff, Jayesh will oversee all global finance functions and have direct responsibility for leading all corporate accounting, tax, investor relations and treasury activities and will report directly to company CEO Ajit Balakrishnan. He replaces Joy Basu.

Jayesh Sanghrajka is a qualified chartered and cost accountant and has over fifteen years of experience in finance, business and strategic roles. Prior to joining Rediff, he has worked with companies like, Infosys, KPMG and Tishman Speyer.

AboutRediff.com

Rediff.com (Nasdaq: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping service.

Rediff.com provides a platform for Indians worldwide to connect with one another online. Rediff.com is committed to offering a personalized and secure user experience. Founded in 1996, Rediff.com is headquartered in Mumbai, India, with offices in New Delhi, Bangalore, Chennai, Hyderabad and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

Contact:

Rediff.com India Limited
Mandar Narvekar. +91 (22) 2444 9144
mandarn@rediff.co.in